UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

NRG YIELD, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

62942X306

(CUSIP Number)

May 30, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Credit Strategies Master Fund Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 415,748 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 415,748 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 415,748 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 1.2%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo ST Fund Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 415,748 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 415,748 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 415,748 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 1.2%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo ST Operating LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 415,748 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 415,748 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 415,748 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 1.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo ST Capital LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 415,748 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 415,748 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 415,748 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 1.2%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). ST Management Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 415,748 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 415,748 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 415,748 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 1.2%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Alternative Credit Long Short Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 22,665 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 22,665 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,665 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Alternative Credit Long Short Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 22,665 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 22,665 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,665 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo A-N Credit Fund (Delaware), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 98,653 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 98,653 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 98,653 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.3%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo A-N Credit Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 98,653 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 98,653 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 98,653 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.3%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Credit Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 30,029 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 30,029 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,029 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Capital Credit Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 30,029 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 30,029 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,029 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Belenos Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 194,871 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 194,871 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 194,871 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.6%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo SA Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 23,704 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 23,704 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,704 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Arrowhead Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 639,491 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 639,491 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 639,491 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 1.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,752,576 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,752,576 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,576 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,752,576 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,752,576 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,576 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,752,576 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,752,576 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,576 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 62942X306

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,752,576 shares of Class A Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,752,576 shares of Class A Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,576 shares of Class A Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer NRG Yield, Inc.
(b)	Address of Issuer’s Principal Executive Offices 804 Carnegie Center Princeton, New Jersey 08540

Item 2.
(a)

Name of Person Filing

This statement is filed by (i) Apollo Credit Strategies Master Fund Ltd. (“Credit Strategies”), (ii) Apollo ST Fund Management LLC (“ST Management”), (iii) Apollo ST Operating LP (“ST Operating”), (iv) Apollo ST Capital LLC (“ST Capital”), (v) ST Management Holdings, LLC (“ST Management Holdings”), (vi) Apollo Alternative Credit Long Short Fund L.P. (“AA Credit LP”), (vii)  Apollo Alternative Credit Long Short Management, LLC (“AA Credit Management”), (viii) Apollo A-N Credit Fund (Delaware), L.P. (“A-N Credit”), (ix) Apollo A-N Credit Management, LLC (“A-N Credit Management”), (x) Apollo Credit Management, LLC (“ACM LLC”), (xi) Apollo Capital Credit Management, LLC (“ACCM LLC”), (xii) Apollo Belenos Management LLC (“Belenos Management”), (xiii) Apollo SA Management, LLC (“SA Management”), (xiv) Apollo Arrowhead Management, LLC (“Arrowhead Management”), (xv) Apollo Capital Management, L.P. (“Capital Management”), (xvi) Apollo Capital Management GP, LLC (“Capital Management GP”), (xvii) Apollo Management Holdings, L.P. (“Management Holdings”), and (xviii) Apollo Management Holdings GP, LLC (“Management Holdings GP”).  The foregoing are collectively referred to herein as the “Reporting Persons.”

Credit Strategies, AA Credit LP, and A-N Credit each hold securities of the Issuer.  ST Management serves as the investment manager for Credit Strategies.  ST Operating is the sole member of ST Management.  The general partner of ST Operating is ST Capital.  ST Management Holdings is the sole member of ST Capital.  AA Credit Management serves as the investment manager for AA Credit LP.  A-N Credit Management serves as the investment manager for A-N Credit.

ACM LLC provides investment management services for Franklin K2 Long Short Credit Fund (“Franklin K2”).  ACCM LLC is the sole member of ACM, LLC.  Belenos Management provides investment management services for Amundi Absolute Return Apollo Fund plc (“Amundi Fund”).  SA Management provides investment management services for Franklin Templeton Investment Funds - Franklin K2 Long/Short Credit Fund (“FTIF-Franklin K2”).  Arrowhead Management provides investment management services to San Bernardino County Employees’ Retirement Association (“SBCERA”).

Capital Management serves as the sole member of AA Credit Management, A-N Credit Management, ACCM LLC, Belenos Management, SA Management, and Arrowhead Management, and the sole member and manager of ST Management Holdings, and provides investment management services for K2 Apollo Liquid Credit Master Fund Ltd (“K2 Apollo”).  Capital Management GP serves as the general partner of Capital Management.  Management Holdings serves as the sole member and manager of Capital Management GP, and

	Management Holdings GP serves as the general partner of Management Holdings.
	(b)

Address of Principal Business Office or, if none, Residence
The principal office of Credit Strategies is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1 1104, Cayman Islands.  The principal office of each of AA Credit LP, AA Credit Management and A-N Credit is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal office of each of ST Management, ST Operating, ST Capital, ST Management Holdings, A-N Credit Management, ACM LLC, ACCM LLC, Belenos Management, SA Management, Arrowhead Management, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

	(c)

Citizenship
Credit Strategies is an exempted company incorporated in the Cayman Islands with limited liability.  ST Operating, AA Credit LP, A-N Credit, Capital Management and Management Holdings are each Delaware limited partnerships.  ST Management, ST Capital, ST Management Holdings, AA Credit Management, A-N Credit Management, ACM LLC, ACCM LLC, Belenos Management, SA Management, Arrowhead Management, Capital Management GP, and Management Holdings GP are each Delaware limited liability companies.

	(d)	Title of Class of Securities Class A Common stock, par value $0.01 (the “Common Stock”).
	(e)	CUSIP Number 62942X306

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	Not applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned:

		Credit Strategies:	415,748
		ST Management:	415,748
		ST Operating:	415,748
		ST Capital:	415,748
		ST Management Holdings:	415,748
		AA Credit LP:	22,665
		AA Credit Management:	22,665
		A-N Credit:	98,653
		A-N Credit Management:	98,653
		ACM LLC:	30,029
		ACCM LLC:	30,029
		Belenos Management:	194,871
		SA Management:	23,704

Arrowhead Management:	639,491
Capital Management:	1,752,576
Capital Management GP:	1,752,576
Management Holdings:	1,752,576
Management Holdings GP:	1,752,576

The number of shares reported as beneficially owned by ACM LLC and ACCM LLC include 24,429 shares of Common Stock held by Franklin K2, for which ACM LLC has the authority to vote and to make investment decisions.  The number of shares reported as beneficially owned by Belenos Management include 160,471 shares of Common Stock held by Amundi Fund, for which Belenos Management has the authority to vote and to make investment decisions.  The number of shares reported as beneficially owned by SA Management include 23,704 shares of Common Stock held by FTIF-Franklin K2, for which SA Management has the authority to vote and to make investment decisions.  The number of shares reported as beneficially owned by Arrowhead Management include 639,491 shares of Common Stock held by SBCERA, for which Arrowhead Management has the authority to vote and to make investment decisions.  The number of shares reported as beneficially owned by Capital Management include, among others, 270,815 shares of Common Stock held by K2 Apollo, for which Capital Management has the authority to vote and to make investment decisions.  The shares of Common Stock reported as beneficially owned by ACM LLC, ACCM LLC, Belenos Management, SA Management and Arrowhead Management are also included in the shares reported as beneficially owned by Capital Management, Capital Management GP, Management Holdings and Management Holdings GP. The shares of Common Stock reported as beneficially owned also include an aggregate of 400,000 shares of Common Stock subject to call options held by Credit Strategies, AA Credit LP, A-N Credit, Franklin K2, Amundi Fund and K2 Apollo.

The number of shares reported as beneficially owned do not include an aggregate of 429,644 shares of Common Stock issuable upon conversion of the 3.50% Convertible Senior Notes due 2019 of the Issuer (the “3.5% Notes”) that are held by certain of the Reporting Persons or funds managed by certain of the Reporting Persons.  Prior to August 1, 2018, the 3.5% Notes are convertible upon satisfaction of certain conditions, none of which are currently satisfied.  If one of the conditions is satisfied, the Reporting Persons would beneficially own a total of 2,182,220 shares of Common Stock, representing approximately 6.2% of the outstanding Common Stock.

The number of shares of Common Stock reported as beneficially owned also excludes cash-settled swaps held by Credit Strategies and A-N Credit, respectively, representing economic exposure comparable to 1,274,312 additional shares of Common Stock, which if aggregated with the shares reported as beneficially owned by the Reporting Persons and the shares issuable upon conversion of the 3.5% Notes, represent an aggregate economic interest in 3,456,532 shares representing approximately 9.9% of the outstanding shares.  The swaps provide the Reporting Persons with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares.

Credit Strategies, AA Credit LP and A-N Credit each disclaims beneficial ownership of all shares of the Common Stock included in this report other than the shares of Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.  ST Management, ST Operating, ST Capital, ST Management Holdings, AA Credit Management, A-N Credit Management, ACM LLC, ACCM LLC, Belenos Management, SA Management, Arrowhead Management, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, each disclaim beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:

	Credit Strategies:	1.2%
	ST Management:	1.2%
	ST Operating:	1.2%
	ST Capital:	1.2%
	ST Management Holdings:	1.2%
	AA Credit LP:	0.1%
	AA Credit Management:	0.1%
	A-N Credit:	0.3%
	A-N Credit Management:	0.3%
	ACM LLC:	0.1%
	ACCM LLC:	0.1%
	Belenos Management:	0.6%
	SA Management:	0.1%
	Arrowhead Management:	1.8%
	Capital Management:	5.1%
	Capital Management GP:	5.1%
	Management Holdings:	5.1%
	Management Holdings GP:	5.1%

The percentage amounts are based on 34,586,250 shares of Common Stock outstanding as of April 30, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2017. The percentage amount if the 3.5% Notes are converted as discussed in Item 4(a) above, is based on the 34,586,250 shares of Common Stock outstanding, plus the 429,644 shares issuable upon conversion of the 3.5% Notes held by certain of the Reporting Persons or funds managed by certain of the Reporting Persons.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0 for all Reporting Persons
	(ii)	Shared power to vote or to direct the vote:

	Credit Strategies:	415,748
	ST Management:	415,748
	ST Operating:	415,748
	ST Capital:	415,748
	ST Management Holdings:	415,748
	AA Credit LP:	22,665
	AA Credit Management:	22,665
	A-N Credit:	98,653
	A-N Credit Management:	98,653
	ACM LLC:	30,029
	ACCM LLC:	30,029
	Belenos Management:	194,871
	SA Management:	23,704
	Arrowhead Management:	639,491
	Capital Management:	1,752,576
	Capital Management GP:	1,752,576
	Management Holdings:	1,752,576
	Management Holdings GP:	1,752,576
	(iii)	Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons

	(iv)	Shared power to dispose or to direct the disposition of:

		Credit Strategies:	415,748
		ST Management:	415,748
		ST Operating:	415,748
		ST Capital:	415,748
		ST Management Holdings:	415,748
		AA Credit LP:	22,665
		AA Credit Management:	22,665
		A-N Credit:	98,653
		A-N Credit Management:	98,653
		ACM LLC:	30,029
		ACCM LLC:	30,029
		Belenos Management:	194,871
		SA Management:	23,704
		Arrowhead Management:	639,491
		Capital Management:	1,752,576
		Capital Management GP:	1,752,576
		Management Holdings:	1,752,576
		Management Holdings GP:	1,752,576

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
	Not applicable.

Item 8.	Identification and Classification of Members of the Group.
	Not applicable.

Item 9.	Notice of Dissolution of Group.
	Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 30, 2017

APOLLO CREDIT STRATEGIES MASTER FUND LTD.

By:	Apollo ST Fund Management LLC
its investment manager

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO ST FUND MANAGEMENT LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO ST OPERATING LP

By:	Apollo ST Capital LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO ST CAPITAL LLC

By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

ST MANAGEMENT HOLDINGS, LLC

By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO ALTERNATIVE CREDIT LONG SHORT FUND L.P.

By:	Apollo Alternative Credit Long Short Advisors LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO ALTERNATIVE CREDIT LONG SHORT MANAGEMENT LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO A-N CREDIT FUND (DELAWARE), L.P.

By:	Apollo A-N Credit Advisors (APO FC Delaware), L.P.
its general partner

By:	Apollo A-N Credit Advisors (APO FC-GP), LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO A-N CREDIT MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO CREDIT MANAGEMENT, LLC

		By:	/s/ Joseph D. Glatt
		Name:	Joseph D. Glatt
		Title:	Vice President

APOLLO CAPITAL CREDIT MANAGEMENT, LLC

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO BELENOS MANAGEMENT LLC

By:	Apollo Capital Management, L.P.
its sole member

By:	Apollo Capital Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO SA MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO ARROWHEAD MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President